08004925

RECEIVED

2008 SEP 15 P 12:03


香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com


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September 11, 2008

Our Ref: 32201000-000001

**By Hand**

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

SUPPL

**SHANGHAI JIN JIANG 12g3-2(b)**
**File No. 82-35063**

Mail stop 00405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

**Re: Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-35063)**

This letter and the enclosed documents are furnished to the Securities and Exchange Commission (the "Commission") pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated September 1, 2008, copies of which are enclosed with this letter (a list of index provided in Annex 1).

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-1607 or by facsimile at 011-852-2845-0476.

PROCESSED
SEP 16 2008
THOMSON REUTERS



dlw 9/15

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

p.p.

Ingrid Ling / Ingrid Chiu

Encl.

## Annex 1

**A List of Documents Made Public in connection with the Listing since our last submission on September 1, 2008**

1. Reply Form, published by the Company, released on September 10, 2008; and

2. Change Request Form, published by the Company, released on September 10, 2008.

File No. 82-35065

RECEIVED

2008 SEP 15 P 12:08

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Jin Jiang Hotels

**(Stock Code 股份代碼：2006) Reply Form 回條**

To: Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company")
c/o Computershare Hong Kong Investor Services Limited
Rooms 1806-1807, 18th Floor,
Hopewell Centre, 183 Queen's Road East,
Wanchai Hong Kong

致：上海錦江國際酒店(集團)股份有限公司(「本公司」)
經香港中央證券登記有限公司
香港灣仔皇后大道東183號
合和中心18樓1806-1807室

I/We would like to receive the Corporate Communication of the Company as indicated below: 本人／我們希望以下列方式收取本公司之公司通訊：

(Please cross **ONLY ONE** of the following boxes) (請從下列選擇中：僅在其中一個空格內劃上「X」號)

☐ read the **Website Version** of the Corporate Communication published on the Company's website in place of receiving printed copies, and to receive notification to my/our undernoted email address of the publication of the Corporate Communication; **OR** 瀏覽在本公司網站發表之公司通訊網上版本，以代替印刷本。本人／我們將以下述之電子郵件地址收取公司通訊發放通知；或

**My/Our email address as below: 或本人／我們的電郵地址如下：**

(if you do not provide a valid email address you will NOT be expressly notified as and when the Corporate Communication is published.)
(若 閣下沒有提供有效的電郵地址，則本公司將不會在公佈公司通訊時以書面通知 閣下。)

☐ to receive the printed **English version** only; or
僅收取英文印刷本；或

☐ to receive the printed **Chinese version** only; or
僅收取中文印刷本；或

☐ to receive the Corporate Communication on CD-ROM only; or
僅以光盤形式收取公司通訊以代替印刷本；或

☐ to receive the printed **English and Chinese version** of the Corporate Communication ONLY
僅收取公司通訊之英、中文印刷本

Signature:
簽名：______________________

Contact telephone number:
聯絡電話號碼：______________________

Date:
日期：______________________

*Notes:*
*附註：*

1. Please complete all your details clearly.
請 閣下清楚填寫所有資料。
2. If the Company does not receive this Reply Form by 20th October, 2008, all future Corporate Communication will be sent out in the manner specified in the Company's letter dated 3rd September 2007.
倘若本公司於二零零八年十月二十日仍未收到 閣下的回條，本公司將按二零零七年九月三日之本公司函件內所述之方式把公司通訊寄予 閣下。
3. By selecting to read the Website Version of the Corporate Communication published on the Company's website in place of receiving printed copies, you have expressly consented to waive the right to receive the Corporate Communication in printed form.
在選擇瀏覽在本公司網站發表之公司通訊網上版本以代替收取印刷本後， 閣下已明示同意放棄收取公司通訊印刷本的權利。
4. If your shares are held in joint names, all joint holders or the shareholder whose name stands first on the register of members of the Company in respect of the joint holding should sign on this Reply Form in order to be valid.
如屬聯名股東，則本回條須由所有聯名股東或由排名於本公司股東名冊上就聯名持有股份其姓名位列首位的股東簽署，方為有效。
5. The above instruction will apply to all future Corporate Communication to be sent to you until you notify otherwise by reasonable notice in writing to the Company's H share registrar, Computershare Hong Kong Investor Services Limited, Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.
上述指示適用於將來寄發予 閣下之所有公司通訊，直至 閣下發出合理書面通知予本公司之H股股份過戶登記處香港中央證券登記有限公司(地址為香港灣仔皇后大道東183號合和中心18樓1806–1807室)另作選擇為止。
6. All future Corporate Communication in both the printed English and Chinese versions will be available for inspection from the Company or the Company's H share registrar upon request.
本公司或本公司H股股份過戶登記處將備有所有公司通訊之英、中文印刷本以供索閱。
7. The shareholders are entitled to change the choice of means of receipt of the Company's Corporate Communication at any time by reasonable notice in writing to the Company's H share registrar.
股東有權隨時發出合理書面通知本公司H股股份過戶登記處，要求更改收取公司通訊之方式。

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*
*該公司根據香港法例第32章公司條例第XI部以其中文名稱和英文名稱「Shanghai Jin Jiang International Hotels (Group) Company Limited」登記為非香港公司。*

(Stock Code 股份代碼：2006)　**Change request form　變更申請表格**

To: **Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company")**
c/o Computershare Hong Kong Investor Services Limited
Rooms 1806–1807, 18th Floor,
Hopewell Centre, 183 Queen's Road East.
Wanchai Hong Kong

致：上海錦江國際酒店(集團)股份有限公司(「本公司」)
經香港中央證券登記有限公司
香港灣仔皇后大道東183號
合和中心18樓1806–1807室

**Part A — To receive another printed version of the current Corporate Communications:　甲部 — 收取現行公司通訊的另一印刷本：**
**2008 Interim Report　二零零八年中期報告**

(Please tick **ONLY ONE** box) (下列僅可選擇其一)

☐ I have already received a printed copy of the current Corporate Communications in Chinese but I would now like to receive a printed copy in English.
本人已收取現行公司通訊的中文印刷本，惟現擬收取英文印刷本。

☐ I have already received a printed copy of the current Corporate Communications in English but I would now like to receive a printed copy in Chinese.
本人已收取現行公司通訊的英文印刷本，惟現擬收取中文印刷本。

I have chosen to receive CD-ROM or to read the current Corporate Communications posted on the Company's website but would like to receive:
本人原已選擇光盤或瀏覽在本公司網站發表的現行公司通訊，惟現擬收取：

☐ a printed copy in English; or
英文印刷本；或

☐ a printed copy in Chinese; or
中文印刷本；或

☐ both the printed English and Chinese copies.
英文印刷本及中文印刷本。

**Part B — To change your choice:　乙部 — 變更　閣下的選擇：**

I would like to change my previous choice and request to receive all future Corporate Communications to be issued not less than 10 business days after the date hereof in the following manner: 本人擬變更先前的選擇，要求於本函日期後不少於10個工作天，以下列方式收取今後將發表的所有公司通訊：

(Please tick **ONLY ONE** box) (下列僅可選擇其一)

☐ to receive the **printed English version** only; or
僅收取英文印刷本；或

☐ to receive the **printed Chinese version** only; or
僅收取中文印刷本；或

☐ to receive **BOTH** the printed English and Chinese versions; or
同時收取公司通訊之英文印刷本及中文印刷本；或

☐ to receive the Corporate Communications on CD-ROM only; or
僅以光盤形式收取公司通訊以代替印刷本；或

☐ to rely on the Corporate Communications posted on the Company's website in lieu of the printed copy and to receive email **notification** to my email address ______________________ following the publication of the Corporate Communications on the Company's website. **(If you do not provide your email address above, you will NOT be expressly notified as and when each Corporate Communications is published.)**
瀏覽在本公司網站發表之公司通訊，以代替印刷本，並於公司通訊在本公司網站發表後，以本人之電郵地址 ______________________ 收取電郵通知。(倘　閣下未能提供電郵地址，　閣下將不會在每次發表公司通訊時都獲得明確通知。)

Signature:
簽名：______________________

Contact telephone number:
聯絡電話號碼：______________________

Date:
日期：______________________

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*
*該公司根據香港法例第32章公司條例第XI部以其中文名稱和英文名稱「Shanghai Jin Jiang International Hotels (Group) Company Limited」登記為非香港公司。*

END